UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of August 2019

333-206723

(Commission File Number)

P.V NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) hereby furnishes the following documents:

i.	Exhibit A to the Notice and Proxy Statement with respect to the Company’s annual general meeting of the shareholders to be held on September 12, 2019, including the Compensation Policy proposed to be adopted at the meeting; and

ii.	Exhibit B to the Notice and Proxy Statement with respect to the Company’s annual general meeting of the shareholders to be held on September 12, 2019, including the form of indemnification agreement for the Company’s executive officers and directors proposed to be adopted at the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019	P.V NANO CELL LTD.

	By:	/s/ Evyatar Cohen
Name: Evyatar Cohen
Title: Chief Financial Officer

2